SECI [barcode] SSION

05039924

ANNUAL ... ORT

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 21215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers & Investors Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Minnesota Avenue
(No. and Street)

Kansas City (City) Kansas (State) 66101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

913-621-8442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)

3130 Broadway (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

RECEIVED MAR 01 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian P. Quill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers & Investors Co., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DONNA JEAN AMIS
STATE OF KANSAS
My Appt. Exp. 12/9/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANKERS & INVESTORS CO.
(A Wholly-Owned Subsidiary of Valley View Bancshares, Inc.)

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

We have audited the accompanying statements of financial condition of Bankers & Investors Co., (a wholly-owned subsidiary of Valley View Bancshares, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Bankers & Investors Co. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

February 17, 2005

BANKERS & INVESTORS CO.

Statements of Financial Condition

December 31, 2004 and 2003

Assets		2004	2003
Current assets:			
Cash and cash equivalents	$	178,026	157,823
Commissions receivable		18,238	20,116
Receivable from parent company related to income tax allocation		3,359	3,693
Prepaid expense		2,332	1,458
Accrued interest		926	921
Total current assets		202,881	184,011
Property, plant and equipment:			
Office furniture and equipment		8,295	8,295
Less accumulated depreciation		7,036	5,636
Net property, plant and equipment		1,259	2,659
Other assets:			
Long-term marketable securities, at market (cost, $12,400)		-0-	12,400
Goodwill		384,797	384,797
Funds held in escrow for broker or dealer		25,000	25,000
Total other assets		409,797	422,197
Total assets	$	613,937	608,867
Liabilities and Stockholder's Equity			
Current liabilities:			
Accounts payable	$	96,736	71,637
Stockholder's equity:			
Common stock, no par value; 1,000 shares authorized, issued and outstanding		32,131	32,131
Additional paid-in capital		490,897	490,897
Retained earnings		(5,827)	14,202
Total stockholder's equity		517,201	537,230
Total liabilities and stockholder's equity	$	613,937	608,867

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Operations

For the Years Ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Commissions income	$	1,083,749	899,136
Interest		11,631	10,586
Loss on sale of marketable security		(6,110)	-0-
Other		10,740	4,586
Total revenue		1,100,010	914,308
Expenses:			
Operating and administrative		1,130,718	971,433
Depreciation		1,400	1,384
Total expenses		1,132,118	972,817
Loss before income tax benefit		(32,018)	(58,509)
Income tax benefit		12,079	22,033
Net loss	$	(20,029)	(36,476)

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Changes in Stockholder's Equity

For The Years Ended December 31, 2004 and 2003

	Common Shares Issued and Outstanding		Common Stock		Additional Paid-in Capital		Retained Earnings (Deficit)		Total
Balances at December 31, 2002	1,000	$	32,131	$	56,100	$	50,678	$	138,909
Additional paid in capital contributed in cash					50,000				50,000
Additional paid-in capital resulting from application of "push-down" accounting					384,797				384,797
Net loss							(36,476)		(36,476)
Balances at December 31, 2003	1,000		32,131		490,897		14,202		537,230
Net loss							(20,029)		(20,029)
Balances at December 31, 2004	1,000	$	32,131	$	490,897	$	(5,827)	$	517,201

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

		2004	2003
Cash flows from operating activities:			
Net loss	$	(20,029)	(36,476)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation		1,400	1,384
Loss on sale of marketable security		6,110	-0-
Change in current assets and liabilities:			
(Increase) decrease in:			
Commissions receivable		1,878	1,519
Other receivables		334	(1,212)
Accrued interest		(5)	(54)
Prepaid expenses		(874)	1,234
(Decrease) Increase in:			
Accounts payable		25,099	(27,843)
Net cash generated (used by) operating activities		13,913	(61,448)
Cash flow from investing activities:			
Proceeds, sale of marketable security		6,290	-0-
Purchase of fixed assets		-0-	(974)
Net cash used by investing activities		6,290	(974)
Cash flow from financing activities:			
Paid in capital		-0-	50,000
Net cash provided by financing activities		-0-	50,000
Net increase (decrease) in cash		20,203	(12,422)
Cash and cash equivalents at beginning of year		157,823	170,245
Cash and cash equivalents at end of year	$	178,026	157,823

See accompanying notes to financial statements.

BANKERS & INVESTORS CO.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended December 31, 2004 and 2003

There were no liabilities subordinated to the claims of creditors at the beginning or end of, or at any time during either of the years.

BANKERS & INVESTORS CO.

Notes to Financial Statements

December 31, 2004 and 2003

1) Description of Business and Summary Of Significant Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Description of Business

Bankers & Investors Co. (Company) is a full service securities broker providing investment advisory and other related services to clients in the Midwestern United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor. The Company is a wholly-owned subsidiary of Valley View Bancshares, Inc.

Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Equipment is carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets are charged against earnings in the current period.

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives of 5 to 7 years using accelerated recovery methods.

Income Taxes

The Company files consolidated Federal and state tax returns with its parent. In conformity with this treatment, the Company records an income tax expense or benefit, paid to or received from its parent monthly. The amount is calculated based on the Company's financial statement income or loss, multiplied by what is estimated to be a reasonable aggregate Federal and state income tax rate for the consolidated return (estimated to be approximately 38% for 2004 and 2003). All current and deferred income tax liabilities or receivables are accounted for on the financial statements of the parent, which also is responsible for making all tax payments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Goodwill

The Company has recorded goodwill "pushed down" from its parent company, which owns 100% of the Company's common stock (see note 2). Goodwill therefore represents the excess of the purchase price of the parent's investment in the Company over the net book value of the Company's other assets. In accordance with Statement of Financial Accounting Standards 142, the goodwill recorded is not amortized but rather is tested for impairment annually. It was not considered necessary to record any such impairment during the year ended December 31, 2004.

2) Change in Stockholder Interest and Application of "Push-Down Accounting" for Stockholder's Equity

During the year ended December 31, 2003, the stockholder which at the end of the prior year owned 80% of the Company's common stock purchased the remaining shares outstanding and is the sole stockholder as of the balance sheet date. The Company has elected to apply the principle of "push-down" accounting to reflect the effects of this investment. Under the push-down principle, the excess of the parent's investment cost over the net book value of the assets of the investee company/subsidiary which has been acquired is pushed down into the financial statements of the subsidiary and recorded as goodwill and capital contribution. Such principle is typically applied when the parent's investment exceeds 95% of the subsidiary's stock.

In accordance with this policy, when the parent stockholder acquired the additional 20%, accomplishing 100% ownership, the parent's excess of cost over net book value of the Company's assets ($384,797) was recorded on the Company's financial statements as "goodwill" and an equal amount was recorded as a contribution of capital, increasing the Company's additional paid-in capital.

3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, which amounted to $6,448 at December 31, 2004. At December 31, 2004, the Company had net capital of $122,513, which was $116,065 in excess of its required net capital.

4) Material Inadequacies

None noted.

5) Related Parties

The Company's Parent pays occupancy costs of the Company. The Company paid its Parent $447,123 and $338,285 in networking agreement fees for the years ended December 31, 2004 and 2003, respectively, for these costs.

The Company had a receivable from its parent in the amounts of $3,359 and $3,693 at December 31, 2004 and 2003, respectively, related to income tax allocation.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2004

BANKERS & INVESTORS CO.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

Net Capital		
Total stockholder's equity	$	517,201
Ownership equity not allowable for net capital:		
Other assets		2,941
Fixed assets		1,259
Goodwill		384,797
Receivables from non-customers		3,359
Prepaid expenses		2,332
Net capital	$	122,513
Aggregate Indebtedness	$	96,736
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	6,448
Excess of net capital	$	116,065
Ratio: aggregate indebtedness to net capital		.82 to 1

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2004)

Total ownership equity qualified for net capital per December 31, 2004, Part II A	$	517,201
Total ownership equity qualified for net capital per December 31, 2004, audit report	$	517,201
Non-allowable assets per December 31, 2004 Part II A	$	394,688
Non-allowable assets per December 31, 2004 audit report	$	394,688
Net capital, as reported in Company's Part II A	$	122,513
Net capital per December 31, 2004 audit report	$	122,513

BANKERS & INVESTORS CO.

Schedule II

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2004

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Bankers & Investors Co.:

In planning and performing our audit of the financial statements of Bankers & Investors Co. (a wholly-owned subsidiary of Valley View Bancshares) for the year ended December 31, 2004, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

February 17, 2005